Exhibit 21

   SUBSIDIARIES

The active subsidiaries of United Retail Group, Inc. (the “Company”) are:

Name	Principal Office Address	State of Incorporation
Avenue Giftcards, Inc.	365 West Passaic Street, Rochelle Park, NJ 07662	VA

The Avenue, Inc.	Little Falls Centre II, 2751 Centerville Road, Suite 309 Wilmington, DE 19808	DE

United Distribution Services, Inc.	One United Retail Plaza, Troy, OH 45373	DE

United Retail Holding Corporation	365 West Passaic Street, Rochelle Park, NJ 07662	DE

United Retail Incorporated*	365 West Passaic Street, Rochelle Park, NJ 07662	DE

United Retail Logistics Operations Incorporated	One United Retail Plaza, Troy, OH 45373	DE

*Doing business as Avenue®

The Company’s subsidiaries are wholly owned, directly or indirectly.